

livefree foods

LOW FODMAP

THE FUTURE OF GUT HEALTH

livefree foods
CERTIFIED LOW FODMAP
CAESAR
DRESSING
GLUTEN FREE
livefree foods
CERTIFIED LOW FODMAP
RANCH
DRESSING
LACTOSE FREE
GLUTEN FREE
livefree foods
CERTIFIED LOW FODMAP
ITALIAN
DRESSING
GLUTEN FREE
LACTOSE FREE
APPROVED FOOD PRODUCT
FODMAP FRIENDLY

What is **FODMAP**?

Fermentable **O**ligo-, **D**i-, **M**ono-saccharides **A**nd **P**olyols

- FODMAPs are short-chain carbohydrates that can cause moderate to severe reactions for those with digestive sensitivity
- Prevents symptoms in 75% of people suffering from digestive issues such as Irritable Bowel Syndrome (IBS)
- Common FODMAPs include: garlic, onion, wheat, beans, fructose, lactose, and common sweeteners such as sorbitol and xylitol

The **Low FODMAP** Opportunity

- One of the fastest growing food trends today
- Scientifically supported through well controlled clinical trials, unlike other "fad" diets
- Sufferers see immediate health improvements, making the diet "sticky"
- 1 in 7 of your customers are suffering from IBS right now

The **Live Free** Advantage

- Live Free products taste AMAZING while other products often taste…"healthy"
- Same great texture and flavor as non-FODMAP products
- Shelf stable for 18 months
- Vibrant product design that looks exciting to try
- Each product is lab-tested and verified to be 100% Low FODMAP



www.eatlivefree.com



(833) 427-3733



scot@eatlivefree.com



Expand Your Gut Healthy Lineup Today

GLUTEN FREE
GARLIC FREE
ONION FREE



livefree foods
CERTIFIED LOW FODMAP
CAESAR
DRESSING

CAESAR

Pack :	12
Size :	11.5 oz
Dimension :	Diameter (in) 2.5
	Height (in) 8
Case Cube (ft) :	0.37
Case Wt (lb) :	14.5
TI :	22
HI :	5
Pallet Total :	110

8 60308 00092 4



GLUTEN FREE
LACTOSE FREE
GARLIC FREE
ONION FREE



livefree foods
CERTIFIED LOW FODMAP
RANCH
DRESSING

RANCH

Pack :	12
Size :	11.5 oz
Dimension :	Diameter (in) 2.5
	Height (in) 8
Case Cube (ft) :	0.37
Case Wt (lb) :	14.5
TI :	22
HI :	5
Pallet Total :	110

8 60308 00090 0





GLUTEN FREE
LACTOSE FREE
GARLIC FREE
ONION FREE



livefree foods
CERTIFIED LOW FODMAP
ITALIAN
DRESSING

ITALIAN

Pack :	12
Size :	11 oz
Dimension :	Diameter (in) 2.5
	Height (in) 8
Case Cube (ft) :	0.37
Case Wt (lb) :	14.5
TI :	22
HI :	5
Pallet Total :	110

8 60308 00091 7



www.eatlivefree.com
(833) 427-3733
scot@eatlivefree.com







livefree foods